Consent of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
of Needham Funds, Inc.:

We consent to the references to our firm under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus, and under the headings “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information.

(signed) KPMG LLP
New York, New York
 December 22, 2016